EXHIBIT 21.1

SUBSIDIARIES OF HALOZYME THERAPEUTICS, INC.

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization	Percent Owned
Halozyme, Inc.	California	100%
Antares Pharma, Inc	Delaware	100%
Antares Pharma IPL AG	Switzerland	100%
Antares Pharma AG	Switzerland	100%